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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Amendment No. 1

ISTA PHARMACEUTICALS, INC. (Name of Issuer)
COMMON STOCK (Title of Class of Securities)
45031X 10 5 (CUSIP Number)
Ivy Dodes Credit Suisse First Boston Eleven Madison Avenue New York, New York 10010 (212) 325-2000

with a copy to:
Warren T. Lazarow
Brobeck, Phleger & Harrison LLP
2000 University Avenue
East Palo Alto, California 94303
(650) 331-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 19, 2002 (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP NO. 4531X 105

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Credit Suisse First Boston, on behalf of the investment banking business of the Credit Suisse First Boston business unit.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	PLACE OF ORGANIZATION: Switzerland

NUMBER OF SHARES	7	SOLE VOTING POWER See item 5
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER See item 5
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER See item 5

	10	SHARED DISPOSITIVE POWER See item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See item 5

14	TYPE OF REPORTING PERSON BK, HC

This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D as originally filed by Credit Suisse First Boston, on behalf of the investment banking business of the Credit Suisse First Boston business unit, (the "Reporting Person") on September 30, 2002 (as so amended, the "Schedule 13D"). All share numbers referenced in this Amendment No. 1 reflect the Issuer's 10-to-1 reverse stock split effected on November 13, 2002. Capitalized terms used in this Amendment No. 1 but not defined have the respective meanings ascribed to them in the Schedule 13D.

The tables of the Schedule 13D are amended and restated in their entirety as set forth in this Amendment No. 1.

Item 2 of the Schedule 13D, "Identity and Background," is amended by adding the following:

        The name, business address, citizenship and title of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA and those CSFB Entities that are corporations are set forth on Schedule A-1 through A-6 attached hereto.

Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration," is amended by adding the following:

        At the closing of the PIPES Agreement, as amended (the "Amended PIPES Agreement"), on November 19, 2002 (the "PIPES Closing" or the "PIPES Closing Date"), the Reporting Person purchased for cash consideration of $16,300,000 (a) 4,289,472 shares of Common Stock (the "Sprout PIPES Shares") and (b) five year warrants that are immediately exercisable and may be exercised in whole or in part at any time and from time-to-time to purchase 643,421 shares of Common Stock (the "Sprout PIPES Warrants" and together with the Sprout PIPES Shares, the "Sprout PIPES Securities") at a price per share of Common Stock of $3.80.

        At the PIPES Closing, the Reporting Person also converted Senior Secured Promissory Notes of the Issuer with a face value of $700,000 into Common Stock at a conversion price of $3.80 per share of Common Stock. Such notes were purchased by the Reporting Person on September 19, 2002.

        The funds used by the Reporting Person to acquire the Sprout PIPES Securities were not borrowed and were obtained from capital contributions by its partners and from direct capital commitments by DLJSC and DLJCC.

        References to and descriptions of the Amended PIPES Agreement as set forth in this Item 3 are qualified in their entirety by reference to the PIPES Agreement, the Form of Warrant issued under the Amended PIPES Agreement and the Amendment to the PIPES Agreement included as Exhibits D, E and F, respectively, to the Schedule 13D, which agreements are incorporated in their entirety in this Item 3.

Item 4 of the Schedule 13D, "Purpose of Transaction" is amended by adding the following:

        The Reporting Person purchased the Sprout PIPES Securities for investment purposes and, through representation on the Issuer's board of directors, intends to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and the Reporting Person's investments. The Reporting Person retains the right to change its investment intent.

        Pursuant to the Amended PIPES Agreement, Kathleen LaPorte, a Managing Director of DLJCC, and Peter Hutt, an attorney, were appointed to the board of directors of the Issuer as the "Sprout Designees" (as defined in the Amended PIPES Agreement) on the PIPES Closing Date.

        Pursuant to the Amended PIPES Agreement, for so long as the funds managed or advised by the Sprout Group hold at least 1,100,000 shares of Common Stock (as adjusted by stock split, reverse stock split, dividend, reorganization, recapitalization or otherwise) purchased pursuant to the Amended PIPES Agreement, the Issuer agreed to use its best efforts to cause (i) two people designated by the Sprout Group (the "Sprout Designees") to be nominated and elected to the board of directors of the

Issuer in any election of directors, and (ii) if any of the Sprout Designees who has been elected to the board of directors of the Issuer shall cease for any reason to be a member of the board of directors of the Issuer during such person's term as a director, then the Issuer has agreed to use its best efforts, subject to applicable laws and regulations, to cause such vacancy to be filled by a replacement designated by the Sprout Group. For so long as the funds managed or advised by the Sprout Group hold at least 550,000 shares of Common Stock (as adjusted by stock split, reverse stock split, dividend, reorganization, recapitalization or otherwise) purchased pursuant to the Amended PIPES Agreement, the Issuer has agreed to use its best efforts to cause (i) one of the Sprout Designees to be nominated and elected to the board of directors of the Issuer in any election of directors, and (ii) if the Sprout Designee who has been elected to the board of directors of the Issuer shall cease for any reason to be a member of the board of directors of the Issuer during such person's term as a director, then the Issuer has agreed to use its best efforts, subject to applicable laws and regulations, to cause such vacancy to be filled by a replacement designated by the Sprout Group. For so long as any Sprout Designee remains a member of the board of directors, the Issuer has agreed that the compensation committee, the nominating committee and any committee that exercises substantial control over the Issuer or its operations will include a Sprout Designee.

        Pursuant to the Amended PIPES Agreement, George M. Lasezkay, Wayne I. Roe, Benjamin F. McGraw III and John H. Parrish resigned from the board of directors of the Issuer on the PIPES Closing Date.

        Pursuant to the Amended PIPES Agreement, the Issuer amended its certificate of incorporation on November 12, 2002 to effect a reverse stock split of the Common Stock whereby the Issuer issued one new share of common stock in exchange for 10 shares of its outstanding Common Stock.

        Pursuant to the Amended PIPES Agreement, the Issuer amended its bylaws at the PIPES Closing to provide the following:

        (1)  The Issuer's board of directors will have nine members.

        (2)  The Issuer's board of directors shall have an audit committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and the rules and regulations adopted by the National Association of Securities Dealers, Inc. concerning Nasdaq listed companies (the "NASD Rules"), and which shall consist of three members of the board of directors.

        (3)  The Issuer's board of directors shall have a nominating committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three members of the board of directors. The duties of the Issuer's nominating committee will include recommending to the board of directors for approval the hiring and termination of any executive officer of the Issuer, including the Chief Executive Officer and Chief Financial Officer, and nominating any new member of the board of directors.

        (4)  The Issuer's board of directors shall have a compensation committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three members of the board of directors. The duties of the Issuer's compensation committee will include authorizing the compensation of any executive officer, setting number of shares reserved for issuance under the Issuer's stock incentive plans, and setting employee compensation guidelines.

        (5)  After the closing of the Amended PIPES Agreement, the Issuer will not, without the approval of a majority of the total number of directors then in office:

          (a)  authorize, offer, sell, or issue any equity or debt securities of the Issuer or any of its subsidiaries.

          (b)  incur indebtedness for borrowed money or guarantee or act as a surety for any debt which individually or in the aggregate is in excess of $1,000,000.

          (c)  grant a security interest in assets of the Issuer or any of its subsidiaries which individually or in the aggregate secures an obligation having a value in excess of $500,000.

          (d)  sell, lease, sublease, license or otherwise transfer any of the rights, title and interest in any material intellectual property or any intellectual property, whether or not material, relating to pharmaceuticals or biologics.

          (e)  purchase, license or otherwise acquire any of the rights, title or interest in any material intellectual property of any third party relating to pharmaceuticals or biologics.

          (vi)  approve any annual business plan or budget or any material revisions thereto.

          (vii) hire or terminate any executive officer of the Issuer, including its Chief Executive Officer and Chief Financial Officer.

        References to and descriptions of the Amended PIPES Agreement as set forth in this Item 4 are qualified in their entirety by reference to the PIPES Agreement, the Form of Warrant issued under the Amended PIPES Agreement and the Amendment to the PIPES Agreement included as Exhibits D, E and F, respectively, to the Schedule 13D, which agreements are incorporated in their entirety in this Item 4.

        Other than as set forth above, the Reporting Person has no plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5 (a)—(b) of the Schedule 13D,"Interest in Securities of the Issuer" is amended by adding the following:

        As of November 19, 2002, Sprout IX beneficially owned, and Associates IX, as its general partner, and DLJCA IX, as the controlling entity of Associates IX, may be deemed to beneficially own, an aggregate of 4,897,342 shares of Common Stock, which represents approximately 35.2% of the outstanding Common Stock. Such shares include 653,978 shares of Common Stock issuable upon the exercise of warrants.

        As of November 19, 2002, DLJSC held as nominee for the benefit of various funds affiliated with the Reporting Person an aggregate of 246,515 shares of Common Stock, which represents approximately 1.9% of the outstanding Common Stock. Such shares include 32,919 shares of Common Stock issuable upon the exercise of warrants.

        As of November 19, 2002, Sprout Entrepreneurs beneficially owned an aggregate of 19,298 shares of Common Stock, which represents approximately 0.1% of the outstanding Common Stock. Such shares include 2,577 shares of Common Stock issuable upon the exercise of warrants.

        As of November 19, 2002, DLJCC may be deemed to beneficially own, as the general partner or managing general partner of Sprout IX and Sprout Entrepreneurs, an aggregate of 4,916,640 shares of Common Stock, which represents approximately 35.3% of the outstanding Common Stock.

        As of November 19, 2002, the Reporting Person, CSFBI and CSFB-USA may be deemed to beneficially own an aggregate of 5,163,155 shares of Common Stock, which represents approximately 37.0% of the outstanding Common Stock.

        To the best knowledge of the Reporting Person, and except as described herein and in the Schedule 13D, neither the Reporting Person, CSFBI, CSFB-USA, DLJSC or any of the CSFB Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-6 attached to the Schedule 13D, beneficially owns any Common Stock.

Item 5 (c) of the Schedule 13D,"Interest in Securities of the Issuer" is amended by adding the following:

        Schedule B annexed hereto lists all transactions in the Issuer's Common Stock occurring within the last sixty days involving the Reporting Person.

Item 6 of the Schedule 13D, "Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer," is amended by adding the following:

        The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference.

        Pursuant to the Amended PIPES Agreement, the Reporting Person entered into lock-up agreements with the Issuer (the "Lock-Up Agreements") whereby the Reporting Person agreed that, during the period beginning from the PIPES Closing and continuing to and including the date 180 days after the PIPES Closing, it will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any call option or purchase any put option with respect to, make any short sale or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock.

        References to and descriptions of the Lock-Up Agreements as set forth in this Item 6 are qualified in their entirety by reference to the form of Lock-Up Agreement included as Exhibit G to this Amendment No.1, which agreement is incorporated in its entirety in this Item 6.

        To the best of the Reporting Person's knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7 of the Schedule 13D, "Material to be filed as Exhibits," is amended by adding the following:

        F.    Amendment to the ISTA Pharmaceuticals, Inc. Common Stock and Warrant Purchase Agreement dated as of November 12, 2002 by and among ISTA Pharmaceuticals, Inc. and the other signatories thereto.

        G.    Form of Lock-Up Agreement by and among ISTA Pharmaceuticals, Inc. and the Reporting Person.

SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2002

CREDIT SUISSE FIRST BOSTON, acting solely on behalf of the investment banking business of the Credit Suisse First Boston business unit
By:	/s/ IVY. B. DODES Name: Ivy B. Dodes Title: Managing Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

        The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer	United States
Paul Callello	Eleven Madison Avenue New York, NY 10010 USA	Chairman and Chief Executive Officer of the Asia Pacific Region	United States
Christopher Carter	Eleven Madison Avenue New York, NY 10010 USA	Chairman of Europe	Great Britain
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Co-President, Institutional Securities	United States
Stephen R. Volk	Eleven Madison Avenue New York, NY 10010 USA	Chairman of CSFB	United States
Thomas R. Nides	Eleven Madison Avenue New York, NY 10010 USA	Chief Administrative Officer	United States
Hector W. Sants	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive of Europe	United States
Adebayo Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Investment Banking	Nigeria
Jeffrey M. Peek	Eleven Madison Avenue New York, NY 10010 USA	Head of Financial Services Division	United States
Barbara Yastine	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Head of IT and Operations	United States
Brian Finn	Eleven Madison Avenue New York, NY 10010 USA	Co-President, Institutional Securities	United States
Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Global General Counsel	United States

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON, INC.

        The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston, Inc. The business address of Credit Suisse First Boston, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States
Stephen R. Volk	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Adebayo O. Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	Nigeria
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
David C. Fisher, M.D.	Eleven Madison Avenue New York, NY 10010 USA	Managing Director, Chief Accounting Officer and Controller	United States
David C. O'Leary	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Jeffrey H. Salzman	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States
Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Robert C. O'Brien	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Chief Credit Officer	United States
Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON (USA), INC.

        The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (USA), Inc. The business address of Credit Suisse First Boston (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States
Stephen R. Volk	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Adebayo O. Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Managing Director and Head of Global Investment Banking	Nigeria
Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Head of the Securities Division and Board Member	United States
Jeffrey M. Peek	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director, Head of Financial Services Division	United States
Andrew B. Federbusch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Head of Strategic Risk Management	United States
David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States
Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Luther L. Terry, Jr.	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Richard Thornburgh	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS OF
DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION

        The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Donaldson, Lufkin & Jenrette Securities Corporation. The business address of Donaldson, Lufkin & Jenrette Securities Corporation is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States
Jeffrey M. Peek	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer and Board Member	United States
Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Richard F. Brueckner	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Managing Director and Head of Operations	United States
Andrew F. Federbusch	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States
D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Frank J. DeCongello	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Richard Thornburgh	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States
Michael J. Campbell	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Robert C. O'Brien	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL CORPORATION

        The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Capital Corporation. The business address of DLJ Capital Corporation is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Keith B. Geeslin	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Chairman and Managing Director	United States
Raymond M. Disco	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Treasurer	United States
Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Alexander Rosen	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	President	United States
Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Kathleen LaPorte	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Philippe Chambon	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	France
Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Stephen M. Diamond	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS OF
DLJ CAPITAL ASSOCIATES IX, INC.

        The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Capital Associates XI, Inc. The business address of DLJ Capital Associates IX, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Keith Geeslin	Eleven Madison Avenue New York, NY 10010 USA	President	United States
Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Vice President and Board Member	United States
Philippe Chambon	Eleven Madison Avenue New York, NY 10010 USA	Vice President	France

SCHEDULE B

        Transactions in the securities of the Issuer by the Reporting Person during the 60 days prior to November 19, 2002:

Transaction	Date of Transaction	Number of Shares		Price Per Share
Purchase	9/19/02	230,262	(1)	$3.80
Purchase	11/19/02	4,932,893	(2)	$3.80
Conversion of Notes	11/19/02	184,209		$3.80

(1)
Includes 184,209 shares of Common Stock issuable upon conversion of the Notes and 46,053 shares of Common Stock issuable upon exercise of the Bridge Warrants.

(2)
Includes 4,289,472 shares of Common Stock and 643,421 shares of Common Stock issuable upon exercise of the Sprout PIPES Warrants.

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SCHEDULE B